Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

DIRECTOR SHARE DEALING

Oxford, UK, 22 June 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces that Company has been notified that Mr David Wurzer, Non-Executive Director of the Company, has on 18 June 2015 bought 1,500 American Depositary Shares (‘ADSs’) of Summit at a price of $11.65 per ADS.

Following this notification Mr Wurzer’s beneficial interest in Summit Shares is 1,500 ADSs (equivalent to 7,500 ordinary shares on 1p nominal value), representing approximately 0.01% of the Company’s current issued share capital.

The ADSs were acquired on the NASDAQ Global Market. This notification relates to disclosures made in accordance with Rule 17 Schedule 5 of the AIM Rules.

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For more information, please contact:

Summit Therapeutics
Richard Pye (UK office)	Tel:	+44 (0)1235 443 951
Erik Ostrowski (US office)		+1 617 294 6607

Cairn Financial Advisers LLP
(Nominated Adviser)
Liam Murray / Tony Rawlinson	Tel:	+44 (0)20 7148 7900